BY EDGAR

October 6, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4546

Washington, D.C. 20549

Attn:	Geoff Kruczek

Re:	Mantra Venture Group Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed May 25, 2017
File No. 000-53461

Dear Mr. Kruczek:

On behalf of our client, Mantra Venture Group Ltd., a British Columbia corporation (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated October 2, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company relating to Preliminary Proxy Statement on Schedule 14A that the Company filed with the Commission on May 25, 2017 (File No. 000-53461) (the “Proxy Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended May 31, 2017

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note that the opinion of Sadler, Gibb & Associates, LLC does not opine on the financial position of Mantra Venture Group Ltd. as of May 31, 2016. Please amend your filing to include an auditor’s report that opines on the financial position of the company as of both May 31, 2017 and May 31, 2016, and the results of its operations and its cash flows for each of the years then ended. Refer to Rule 2-02(c)(1) of Regulation S-X and AS3101.08 of the PCAOB Standards.
Response

In response to the Staff’s comments, the Company has filed an amendment to its annual report for the year ended May 31, 2017 on Form 10-K/A to provide the requested information.

If you have any further questions or comments, or would like to discuss this response letter or the amended Proxy Statement, please feel free to call me at (212) 326-0820.

Sincerely,

/s/ M. Ali Panjwani
M. Ali Panjwani
Pryor Cashman LLP

cc:	Larry Sands, Mantra Venture Group Ltd.
Gene Levin, Pryor Cashman LLP